EXHIBIT 99.1

Auryn Identifies 3.5 Kilometer Drill Target at Sombrero and Initiates Permitting

VANCOUVER, British Columbia, Sept. 05, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to provide an update on its Sombrero copper-gold skarn project in southern Peru, where the Company has conducted extensive surface exploration programs over the past three months.

Auryn’s technical team has defined a significant copper-gold skarn target, beneath volcanic cover, along the contact zone between mineralized intrusives and the Ferrobamba limestone formation. The 3.5-kilometer-long drill target has been defined by copper-gold surface mineralization in trenches and well-developed copper-gold soil anomalies. Strong chargeability anomalies also indicate the potential for sulphide bodies along the contact zone between the Ferrobamba limestone and monzodiorite intrusives (Figure 1).  Based on these results, Auryn is now working to obtain a drill permit for Sombrero’s first drill program, which is expected to start in Q1 of 2019.

A Message from Ivan Bebek, Executive Chairman & Director:

“The opportunity for discovery at Sombrero is substantial. It is extremely well-situated with excellent access to infrastructure and all the results to date give us the confidence that major gold-copper skarn and/or porphyry bodies could be present.”

“The Sombrero concessions are approximately 200km northeast of some of the world’s largest skarn and porphyry deposits.  Our program in Q1 of 2019 will be the first drilling this project has ever seen, which will be a very exciting time for Auryn shareholders.”

Summary of Technical Results:

Additional trench results from the endo-skarn mineralization have yielded broad zones of copper and gold oxide mineralization in highly weathered intrusive rocks on the periphery of the contact with the Ferrobamba limestone exo-skarn target area (Figure 2) as presented below in Table 1.  Detailed mapping of the endo-skarn area where these trenches (and those reported on June 19th, 2018) are located demonstrate that the mineralization is hosted within a deeply weathered setting where extensive leaching of copper mineralization has occurred.

Auryn’s technical team is anticipating higher copper grades within the primary sulphide mineralization, which could be located subsurface as observed in similar settings within copper skarn and porphyry bodies in Peru.

Table 1:  Trench results

Sombrero Trench 2018 – Copper & Gold Significant Intercepts*
Trench	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	CuEQ (%)	AuEQ (g/t)
18SRT-15	14	36	22	0.17	0.63	0.53	0.92
	98	106	8	0.15	0.08	0.19	0.34
	140	148	8	0.10	0.02	0.12	0.21
	180	186	6	0.14	0.40	0.37	0.63
	196	246	50	0.27	0.13	0.34	0.59
	250	264	14	0.15	0.06	0.18	0.32
18SRT-16	14	78	64	0.22	0.08	0.27	0.46
	92	100	8	0.14	0.07	0.18	0.31
	111	121	10	0.14	0.76	0.58	1.00
	135	139	4	0.14	0.72	0.56	0.96
	169	175	6	0.14	0.02	0.15	0.26
	181	247	66	0.25	0.06	0.28	0.49
*No less than 5m of >= 0.1 g/t Cu, maximum dilution 5m Metal price used for Eq calculations: Au $1300/oz and Cu $3.28/lb, no adjustments for metallurgical recoveries have been made.

To further define the geochemical vectors as part of the targeting effort an extensive portable X-Ray fluorescence (pXRF) soil survey (5950 samples) was completed.   The geochemistry of the soils has produced clear copper-rich zones in the area of the trenches over an approximate width of one kilometer (Figure 3). The copper values are strongest in the southern area of the intrusive bodies and are associated with elevated bismuth and tellurium encountered in ICP data from trenching and rock samples.

The strengthening of the copper, bismuth and tellurium values in soils and rocks demonstrate a clear vector towards the contact zone with Ferrobamba limestone. Along the northern margin of the Ferrobamba limestone, strong marble development can be observed, coinciding with a strong pXRF lead anomaly. These factors provide further evidence that the contact between the intrusive bodies and the limestone is potentially mineralized (Figures 4 & 5).

In addition to geological and geochemical studies, Auryn completed ground-based induced polarization (IP) and magnetics geophysical surveys.  A total of 87 line kilometers were completed in an effort to image potential sulphide bodies under the shallow volcanic cover at the contact zone between the mineralized intrusives and the Ferrobamba limestone.  The results illustrate a 3.5-kilometer-long chargeability anomaly that Auryn believes has the potential to host multiple copper–gold bearing sulphide bodies (Figure 6).  Importantly, the observed strength of the chargeability anomalies is consistent with other sulphide bodies measured in mineralized skarn and porphyry systems in the region.

A Message from Michael Henrichsen, COO & Chief Geologist:

“The very clear target zone is extremely well-supported by geological, geochemical and geophysical lines of evidence and gives us a high degree of confidence for drilling significant copper-gold mineralization.  The scale of the project and the clear mineral endowment in the region re-emphasizes our impression that Sombrero is the best pre-drilling project many of us have seen in our careers.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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